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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston	TX	77056-3019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Corne - (713) 836-3030

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo

(Name – *if individual, state last, first, middle name*)

3401 Cool Springs Blvd, Suite 340	Franklin	TN	37067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

DONNA BINION

Notary Public



DONNA H. BINION
MY COMMISSION EXPIRES
November 27, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Global Financial Services, L.L.C.

December 31, 2016

GLOBAL FINANCIAL SERVICES, L.L.C.

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

	Page
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Financial Statements	5


elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

The Board of Managers
Global Financial Services, L.L.C.
Houston, Texas

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Financial Services, L.L.C. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statement, management has elected to change its method of accounting for business combinations by adopting new accounting guidance in ASU 2014-17, "Pushdown Accounting" effective January 1, 2016.

Elliott Davis Decosimo, LLC

Franklin, Tennessee
February 28, 2017

GLOBAL FINANCIAL SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets	
Cash & Cash Equivalents	$ 2,256,782
Receivables	148,537
Deposits w/ Clearing Organizations	500,090
Other Assets and prepaid expenses	129,884
Furniture, equipment and leasehold improvements, net	66,486
Organization Costs (net of accumulated amortization)	7,946,457
Goodwill	1,709,583
Total Assets	$ 12,757,819

Liabilities and Members' Equity	
Liabilities:	
Accounts payable and accrued liabilities	169,011
Payable to parent and affiliates	1,082,298
Accrued Compensation	690,160
Total Liabilities	1,941,469
Commitments and contingencies (Note 6)	
Members' Equity	10,816,350
Total Liabilities and members' equity	$ 12,757,819

The accompanying notes are an integral part of this financial statement.

GLOBAL FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Global Financial Services, L.L.C. ("the Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to their capital balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a clearing broker-dealer, Raymond James Clearing Corporation, under fully disclosed clearing arrangements. The Company is also registered with the National Futures Association. The Company is an indirect wholly owned subsidiary of Affiliated Wealth Partners Holdings LLC.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. Demand balances with the Company's clearing broker-dealer have been classified as cash and cash equivalents in the Statement of Financial Condition.

Fair Value

The carrying values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to the short period of time to maturity.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to seven-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the members. The financial statements reflect a liability and benefit for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

Revenue Recognition

Securities transactions and all related revenue and expenses are recorded on a trade date basis as securities transactions occur. Commissions are recorded on a trade date basis as securities transactions occur. The Company records a receivable due from its clearing broker-dealer for revenue earned since amounts are typically not collected until ten days after month-end.

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Interest income is primarily comprised of the portion of interest on customer accounts earned by its clearing broker-dealer and shared with the Company. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized.

Other intangible assets

In connection with the acquisition of the Company, a portion of the purchase price has been allocated to customer lists, non-competes and trade name. The values of these assets were determined by an outside valuation firm and are amortized using the straight-line method over 10 years for customer lists and 4 years for the non-compete agreements.

The expected useful lives of customer lists are analyzed annually to assess the expected future economic benefit that the Company will derive from these relationships. The companies test for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If such indicators exist, the Companies compare the undiscounted cash flows related to the asset with the carrying value of the asset. If the carrying value is greater than the undiscounted cash flows, an impairment charge is recorded for amounts necessary to reduce the carrying value of the asset to fair value.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired through a business combination. At least annually, the Company performs a qualitative evaluation of events and circumstances to determine whether it is more likely than not that the fair value of assets acquired is less than the carrying value. If the results of this evaluation indicate that it is more likely than not that the fair value is less than the carrying value, the Company then performs a quantitative evaluation to determine if estimated future cash flows are less than the carrying value of the net assets and related goodwill. If the estimated future cash flows are less than the carrying value of the net assets and related goodwill, an impairment test is performed to determine if there is an impairment loss, and, if so, to measure and recognize the amount of the impairment loss. Impairment losses represent the excess of the carrying amount of goodwill over the implied fair value of that goodwill.

Based on the qualitative evaluation as of December 31, 2016, the Company determined that it is was more likely than not that the fair value of the business acquired is less than its carrying amount. As a result, the Goodwill balance has been adjusted to $1,709,583 to reflect the impairment.

Application of Push-down accounting

Effective January 1, 2016, the Company adopted ASU 2014-07, Pushdown Accounting. The new method of accounting was adopted as a preferred method conforming the Company's reporting of intangible assets with the carrying amounts reflected in the parent company's financial statements. The financial statements of prior periods have been adjusted to apply the new method retrospectively. The effect of this change was to record previously unrecorded intangible assets at their fair values as of December 31, 2010, when the Company was acquired by its parent company, less amortization and accumulated impairment from that date through December 31, 2015. The table below includes the balances of intangible assets recorded in the application of pushdown accounting as of January 1, 2016:

Customer Lists	$15,758,600
Non-compete agreements	1,996,720
	17,755,320
Accumulated Amortization	(6,801,520)
	10,953,800
Trade name	4,700,000
Accumulated Impairment	(3,300,000)
	1,400,000
Total Other Intangibles	$12,353,800
Goodwill	$ 4,633,500
Other Assets	$ 23,987

Goodwill of $4,633,500 arising from the acquisition consists of the business reputation in the marketplaces as well as its workforce.

New Authoritative Accounting Guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued new authoritative literature, "Revenue from Contracts with Customers", which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in the first quarter of 2018 unless early application is elected no earlier than January 1, 2017. Entities are allowed to transition to the new standard by either retrospective application or recognition of the cumulative effect. The Company is currently evaluating the newly issued guidance, including which transition approach will be applied and the estimated impact it will have on the financial statements.

In June 2014, the FASB issued authoritative guidance on accounting for share-based payments when there are performance targets. This updated guidance requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition and accounted for under current guidance as opposed to a nonvesting condition that would

impact the grant-date fair value of the award. The standard will be effective for the Company in the first quarter of 2016, with early adoption permitted. Entities may apply the amendments either (i) prospectively to all awards granted or modified after the effective date; or (ii) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter with the cumulative effect as an adjustment to the opening retained earnings balance as of the beginning of the earliest annual period presented. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

In August 2014, the FASB issued authoritative guidance regarding "Presentation of Financial Statements – Going Concern", which requires management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The updated guidance requires management to perform interim and annual assessments on whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related disclosures, if required. The standard will be effective for the Company in the first quarter of 2017, although early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on the financial statements.

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments, Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has elected to early adopt the amendment in the ASU that eliminates disclosure of the fair value of financial instruments. Management is currently evaluating the impact that the other provisions of ASU-2016-01 will have on its financial statements.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation and disclosure of leasing transactions. The amendment will be effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect of adoption of this accounting pronouncement on its financial statements.

2. DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing broker-dealer. As of December 31, 2016, the deposit was $500,090.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2016 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 53,820	7 Years
Equipment and software	122,837	3 - 5 Years
Leasehold improvements	175,192	4 - 7 Years
Accumulated depreciation and amortization	(285,363)	
Furniture, equipment, and leasehold improvements, net	$ 66,486	

4. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

Customer Lists	$ 15,758,600
Non-compete agreements	1,996,720
	17,755,320
Current year impairment	(2,470,964)
Accumulated Amortization	(8,737,899)
	6,546,457
Trade name	4,700,000
Accumulated Impairment	(3,300,000)
	1,400,000
Total Other Intangibles	$ 7,946,457

5. STATE INCOME TAXES

State income tax liabilities consisted of the following as of December 31, 2016:

Current state income taxes	$ 18,554
Penalties and interest	
Income tax payable	$ 18,554

The Company had no accrual for interest or penalties for uncertain tax positions as of December 31, 2016.

Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the original due date.

6. MEMBERSHIP INTERESTS

The Company has 1,000 common units and 100 special units of membership interests authorized, issued and outstanding.

7. COMMITMENTS AND CONTINGENCIES

The Company's customer base consists of individuals and entities located mostly outside of the United States. Deposits with and receivables from the clearing organization are with the Company's clearing broker- dealer, which is located in New York, New York. The Company has an uncommitted financing arrangement with its clearing broker-dealer that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify its clearing broker-dealer for losses it may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing broker-dealer. The deposit with clearing organization was approximately $500,090 as of December 31, 2016.

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

The lease agreement contains provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the lease. The Company has an obligation under its operating lease that expires in 2018 with an initial non-cancellable term in excess of one year.

Future minimum commitments under this operating lease are as follows:

2017	$ 313,032
2018	184,635
Total minimum rental payments	$ 497,667

8. CONCENTRATIONS OF RISK

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security differs from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker-dealer, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker-dealer involving the sale of securities not yet purchased (short sales). In the event the

customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000.

9. RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs as well as $720,000 paid to the Company for overhead costs established in an expense sharing agreement. Amounts payable to the affiliate totaling $849,371 are included in payable from affiliates in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

The Company is also a member of a group of affiliated operating companies. These affiliates may make certain payments on the Company's behalf for general operating purposes. These amounts are reimbursed by the Company in cash on a periodic basis. In addition, employees of these affiliates may provide services to the Company, overhead charges from these affiliates have not been charged to the Company. Amounts owed to these affiliates of $232,928 are included in payable to parent and affiliates in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2016, the Company had net capital, as defined, of $944,747, which was $815,316 in excess of the required minimum net capital of $129,431. As of December 31, 2016, the Company had aggregate indebtedness of $1,941,469 and its aggregate indebtedness to net capital ratio was 2.06 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

11. RESERVE REQUIREMENTS

As of December 31, 2016, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Raymond James Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued and is not aware of any events which would require recognition or disclosure in the financial statements.